Exhibit 99.1

Itaú Unibanco Holding S.A.

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2019

(in accordance with Attachment 24 to CVM Instruction No. 480 of December 7, 2009 "CVM Instruction No. 480", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/ Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer")
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Investor Relations Office	The Investor Relations department is located at AvenidaEngenheiro Armando de Arruda Pereira, 707 - Torre EudoroVillela – Térreo, in the City and State of São Paulo. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is relacoes.investidores@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers AuditoresIndependentes, for the years ended 12/31/2019, 12/31/2018 and 12/31/2017.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Newspapers from which the Company discloses Information	Official Gazette of the State of São Paulo (DiárioOficial do Estado de São Paulo) and O Estado de São Paulo newspaper.
Website	www.itau.com.br/investor-relations. The information included in the Company's website is not an integral part of this Reference Form.
Last update of this Reference Form	02/02/2021

Historical resubmission Version Reasons for resubmission Date of update V2 Update in itens 12.5/6, 12.7/8 and 12.12 07/10/2020 V3 Update in itens 11.1 and11.2 08/03/2020 V4 Update in itens 12.5/6, 12.7/8 and 12.12 08/18/2020 V5 Update in itens 12.7/8 and 12.12 08/24/2020 V6 Update in itens 12.5/6 and 12.12 09/04/2020 V7 Update in itens 12.5/6 and 12.12 10/07/2020 V8 Update in itens 12.5/12.6, 12.7/12.8 and 12.12 10/29/2020 V9 Update in itens 5.6, 11.1 and 11.2 11/03/2020 V10 Update in itens 12.5/6 and 12.12 12/03/2020 V11 Update in itens 1.0; 12.5/12.6 and 12.12 12/14/2020 V12 Update in itens 12.5/12.6, 12.7/12.8 and 12.12 01/12/2021 V13 Update in item 18.8 01/19/2021 V14 Update in itens 12.5/12.6, 12.7/12.8, 12.12 and 18.8 01/28/2021 V15 Update in itens 1.1; 1.3;11; 12.5/12.6 and 12.12 02/02/2021

ITEM 1. IDENTIFICATION OF THE PEOPLE RESPONSIBLE FOR THE CONTENT OF THE FORM Identification: Name of the person responsible for the content of the form Position of the person responsible Milton Maluhy Filho Chief Executive Officer Renato Lulia Jacob Group Head of Investor Relations Chief Executive Officer’s Statement: Name of the person responsible for the content of the form Position of the person responsible Candido Botelho Bracher Chief Executive Officer The above-qualified officer states that: a. he has revised the reference form; all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14to19; the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it. Signature: Name of the person responsible for the content of the form Position of the person responsible Milton Maluhy Filho Chief Executive Officer The above-qualified officer states that: a. he has revised the reference form; all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14to19; the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it. Signature: Note: The new Chief Executive Officer, appointed according to the Board of Directors’ Meeting of January 28, 2021, becomes responsible for the Reference Form from version 15. Head of Investor Relations’ statement: Name of the person responsible for the content of the form Position of the person responsible Alexsandro Broedel Head of Investor Relations The above-qualified officer states that: a. he has revised the reference form; all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14to 19; the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it Signature: Name of the person responsible for the content of the form Position of the person responsible Renato Lulia Jacob Group Head of Investor Relations The above-qualified officer states that: a. he has revised the reference form; all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14to 19; the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it. Signature: Note: The new Group Head of Investor Relations, appointed according to the Board of Directors’ Meeting of October 29, 2020, becomes responsible for the Reference Form from version 11.

1.3 Chief Executive Officer’s/Head of Investor Relations’ Statement: Name of the person responsible for the content of the form Position of the person responsible Candido Botelho Bracher Chief Executive Officer Alexsandro Broedel Group Head of Investor Relations The above-qualified officers state that: a. they have revised the reference form; all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14to19; the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it. Name of the person responsible for the content of the form Position of the person responsible Candido Botelho Bracher Chief Executive Officer Renato Lulia Jacob Group Head of Investor Relations The above-qualified officers state that: they have revised the reference form; all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14to 19; the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it. Note: The new Group Head of Investor Relations, appointed according to the Board of Directors’ Meeting of October 29, 2020, becomes responsible for the Reference Form from version 11. Name of the person responsible for the content of the form Position of the person responsible Milton Maluhy Filho Chief Executive Officer Renato Lulia Jacob Group Head of Investor Relations The above-qualified officers state that: a. they have revised the reference form; all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14to 19; the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it. Note: The new Chief Executive Officer, appointed according to the Board of Directors’ Meeting of January 28, 2021, becomes responsible for the Reference Form from version 15.

ITEM 11. PROJECTIONS 11.1 Projections should identify: Information provided in this item on business prospects, projections and operational and financial goals is solely forecasts based on Management’s current expectations in relation to the Bank’s future. These prospects are highly dependent on market conditions and on the general economic performance of Brazil, the sector, and international markets. Therefore, our actual results and performance may differ substantially from those in this forward-looking information. This item contains information that is or could be construed as forward-looking information based largely on our current expectations and projections with respect to future occurrences and financial trends that affect our activities. In view of these risks and uncertainties, the information, circumstances, and prospective facts mentioned in this item may not occur. Our actual results and performance may differ substantially from those in this forward-looking information. Words such as “believe”, “may”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and the like are used to identify forward-looking statements, but are not the only way to identify such statements. subject matter of the projection a. 1) Accumulated variation in the 12-month period: Total loan portfolio, including financial guarantees provided and corporate securities; Financial margin with clients; Commissions and fees and result from insurance operations; and Non-interest expenses. a.2) Accumulated amount in the 12-month period: Financial margin with the market. Cost of credit, which includes result from loan losses, impairment, and discounts granted; and a.3) Expected income tax and social contribution rate. a.4) These projections are calculated based on the managerial income statement. projected period and the period for which the projection is valid Projected period: Fiscal year 2021; Project validity: This year or until Management states otherwise.

c) assumptions of the projection indicating which ones may be influenced by the issuer´s management and those which are beyond its control c.1) Assumptions under the control of Management for fiscal year 2021 Expectations disclosed to the market are based on the assumed alignment with the bank’s projected budget for the year. The budgets for results, loan operations balance and equity account balances are evaluated to ensure this alignment. The intervals disclosed are defined according to the bank’s management’s expectations. It is worth pointing out that periodical analyzes are undertaken to check for the adherence between expectations disclosed and possible budget revisions or internal projections of results that may be carried out over the year due to changes in the macroeconomic outlook and in competitive or regulatory environment. Therefore, it is possible to evaluate the need for occasional changes in public expectations. These expectations do not include any possible acquisitions and partnerships that may occur in the future. c.2) Assumptions beyond the control of Management for 2021 This looking-forward information is subject to uncertainties and assumptions, including, among other risk factors: • General economic, political, and business conditions in Brazil and variations in inflation, interest, and foreign exchange rates, as well as the performance of financial markets; • General economic and political conditions abroad, particularly in the countries where we operate; • Government regulations and tax laws, and respective amendments thereto; • Developments of high-profile investigations currently under way and the impact on clients and our fiscal exposure; • Disruptions and volatility in the global financial markets; • Increases in compulsory deposits and reserve requirements; • Regulation and liquidation of our business on a consolidated basis; • Holders of our shares and ADSs may face difficulties to receive dividends; • Failure or hacking of our security and operational infrastructure or systems; • Our ability to protect personal or other data; • Fiercer competition and consolidation of the sector; • Changes in our loan portfolios and the value of our securities and derivatives; • Losses associated with counterparty exposure; • Our exposure to the Brazilian public debt; • Inaccurate pricing methodologies for insurance, pension plan and premium bonds products, and understated reserves; • Efficiency of our risk management policies; • Damage to our reputation; • Ability of our controlling stockholder to run our business; • Difficulties to integrate new or merged business; • Impact of environmental and social issues; • The effects of the novel coronavirus (Covid-19) pandemic or of other similar disease pandemic might adversely affect the future results of our operations and may continue to impact the market price of our securities; and • The Company’s other risk factors are listed in item 4.1 Risk Factors of this Reference Form.

d) the amounts of the indicators that are the subject matter of the projection Projections for fiscal year 2021 * The midpoint of projections would imply a ROE of approximately 17.6%, by factoring in other assumptions. This information must not be construed as a projection. (1) Includes foreign units ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses; and (5) The 2021 projections do not include the equity in earnings of XP Inc. as from February 2021. It is noteworthy mentioning that the Company currently includes, for business management purposes, cost of capital of approximately 13.0% per year. 11.2 Should the issuer have disclosed, for the past three years, projections for the evolution of its indicators: a) state which are being replaced by new projections included in the form and which are being repeated in the form The indicators presented and monitored for the 2019 projections remain unchanged in 2021, as follows: (i) total loan portfolio, (ii) financial margin with clients, (iii) financial margin with the market, (iv) cost of credit, (v) commissions and fees and result from insurance operations, (vi) non-interest expenses, and (vii) effective income tax and social contribution rate.

In accordance with the Material Fact disclosed on May 4, 2020, Itaú Unibanco informed its stockholders and the general market that it decided to suspend its projections for the year 2020, disclosed through a Material Fact on February 10, 2020. b) with respect to the projections related to periods that have already elapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections Projections for fiscal year 2020 In accordance with the Material Fact disclosed on May 4, 2020, Itaú Unibanco informed its stockholders and the general market that it decided to suspend its projections for the year 2020, disclosed through a Material Fact on February 10, 2020. Projections for fiscal year 2019 (1) Includes foreign units ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses. Reasons for any differences in projections: Total loan portfolio: the higher-than-expected growth in Brazil was mainly driven by a higher credit demand from individuals and small and middle-market companies and by the increased corporate securities portfolio in the corporate segment Financial margin with clients: the lower-than-expected growth in Consolidated was mainly driven by the foreign exchange variation in our Latin American operations. Cost of credit: the higher-than-expected level in Consolidated was mainly due to a higher increase in loan portfolio in Brazil and higher-than-expected levels of provision for the Latin America portfolio, driven by macroeconomic uncertainties in Chile in the fourth quarter of 2019.

Commissions and fees and result from insurance operations: the higher-than-expected growth in Consolidated and in Brazil was mainly driven by higher revenues from economic and financial advisory, brokerage and fund management services. Non-interest expenses: the lower-than-expected growth in Consolidated and in Brazil was due to the efficient cost management. Projections for fiscal year 2018 (1) Includes foreign units ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses. Reasons for any differences in projections: Financial margin with the market: the higher-than-expected growth in Consolidated was mainly driven by our results in Latin America. Commissions and fees and result from insurance operations: the lower-than-expected growth in Brazil was mainly driven by the lower-than-expected level of economic activity and a fiercer competitive environment. Non-interest expenses: the higher-than-expected growth in Consolidated was mainly driven by the foreign exchange variation in our Latin America operations. c) with respect to projections related to current periods, state whether the projections are still valid on the date the form is submitted and, when applicable, explain why they were abandoned or replaced Not applicable.

12.5/6—Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of Term of office Number of election consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of investiture controlling attendance at stockholder meetings Other positions held and roles performed at the issuer Description of other positions/roles Andre Balestrin Cestare 06/08/1978 Board of Officers member only 04/30/2020 Annual 4 213.634.648-25 Engineer 19-Otherofficers 07/10/2020 No 0.00% Not applicable. Officer Renato Barbosa doNascimento 10/28/1971 Board of Officers member only 04/30/2020 Annual 4 161.373.518-90 Accountant 19-Other officers 07/13/2020 No 000% Not applicable. Officer Andre Sapoznik 02/24/1972 Board of Officers member only 04/30/2020 Annual 5 165.085.128-62 Engineer 19-Other officers 07/10/2020 No 0.00% Not applicable. Director Vice President Gilberto Frussa 10/20/1966 Board of Officers member only 04/30/2020 Annual 5 127.235.568-32 Lawyer 19-Other officers 07/10/2020 No 0.00% Not applicable. Officer Alvaro Felipe Rizzi Rodrigues 03/28/1977 Board of Officers member only 04/30/2020 Annual 7 166.644.028-07 Lawyer 19-Other officers 07/10/2020 No 000% Not applicable. Officer Teresa Cristina Athayde Marcondes 08/28/1982 Board of Officers member only 11/26/2020 Annual 1 Fontes Lawyer 19-Other officers No 0.00% 307.447.828-48 Officer 12/31/2020 Not applicable. Daniel Sposito Pastore 10/07/1979 Board of Officers member only 11/26/2020 Annual 1 283.484.258-29 Lawyer 19-Other officers No 0.00% Not applicable. Officer 12/31/2020 Sergio Guillinet Fajerman 03/26/1972 Board of Officers member only 01/28/2021 Annual 0 018.518.957-10 Economist 19-Other officers No 0.00% ,. ., Executive Officer Not Applicable Jose Geraldo Franco Ortiz 11/23/1980 Board of Officers member only 01/28/2021 Annual 0 Lawyer Junior 290.270.568-97 19-Other officers No 0.00% Officer Not applicable.

12.5/6—Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of Term of office Number of election consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of investiture controlling attendance at stockholder meetings Other positions held and roles performed at the issuer Description of other positions/roles Alexsandro Broedel 10/05/1974 Board of Officers member only 04/30/2020 Annual 8 031.212.717-09 Accountant 19-Other officers No 0.00% Chairman of the Disclosure ad Trading Executive Officer 07/10/2020 Committee Renato Lulia Jacob 05/10/1974 Board of Officers member only 10/29/2020 Annual 1 118.058.578-00 Engineer 19-Other officers 12/14/2020 No 0.00% Investor Relations Officer Officer Chairman of the Disclosure ad Trading Committee Emerson Macedo Bortoloto 07/25/1977 Board of Officers member only 04/30/2020 Annual 10 186.130.758-60 Information 19-Other officers No 0.00% 07/20/2020 Not applicable. Technologist Officer Alexandre Grossmann Zancani 10/14/1977 Board of Officers member only 01/28/2021 Annual 0 288.246.148-84 Engineer 19-Other officers No 0.00% Not applicable. Executive Officer Andre Luis Teixeira Rodrigues 08/11/1973 Board of Officers member only 01/28/2021 Annual 0 799.914.406-15 Engineer 19-Other officers No 0.00% Not applicable. Executive Officer Ricardo Ribeiro Mandacaru Guerra 08/28/1970 Board of Officers member only 01/28/2021 Annual 0 176040 328-85 Engineer 19-Other officers No 0.00% Executive Officer Not applicable. Matias Granata 06/17/1974 Board of Officers member only 01/28/2021 Annual 0 228.724.568-56 Economist 19-Other officers No 0.00% Not applicable. Officer

12.5/6—Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of Term of office Number of election consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of investiture controlling attendance at stockholder meetings Other positions held and roles performed at the issuer Description of other positions/roles Alexsandro Broedel 10/05/1974 Board of Officers member only 04/30/2020 Annual 8 031.212.717-09 Accountant 19-Other officers No 0.00% Chairman of the Disclosure ad Trading Executive Officer 07/10/2020 Committee Renato Lulia Jacob 05/10/1974 Board of Officers member only 10/29/2020 Annual 1 118.058.578-00 Engineer 19-Other officers 12/14/2020 No 0.00% Investor Relations Officer Officer Chairman of the Disclosure ad Trading Committee Emerson Macedo Bortoloto 07/25/1977 Board of Officers member only 04/30/2020 Annual 10 186.130.758-60 Information 19-Other officers No 0.00% 07/20/2020 Not applicable. Technologist Officer Alexandre Grossmann Zancani 10/14/1977 Board of Officers member only 01/28/2021 Annual 0 288.246.148-84 Engineer 19-Other officers No 0.00% Not applicable. Executive Officer Andre Luis Teixeira Rodrigues 08/11/1973 Board of Officers member only 01/28/2021 Annual 0 799.914.406-15 Engineer 19-Other officers No 0.00% Not applicable. Executive Officer Ricardo Ribeiro Mandacaru Guerra 08/28/1970 Board of Officers member only 01/28/2021 Annual 0 176040 328-85 Engineer 19-Other officers No 0.00% Executive Officer Not applicable. Matias Granata 06/17/1974 Board of Officers member only 01/28/2021 Annual 0 228.724.568-56 Economist 19-Other officers No 0.00% Not applicable. Officer

12.5/6—Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of investiture controlling attendance at stockholder meetings Other positions held and roles performed at the issuer Description of other positions/roles Tatiana Grecco 08/31/1973 Board of Officers member only 04/30/2020 Annual 4 167.629.258-63 Technologists 19-Other officers 07/10/2020 No 0.00% Not applicable. Construction Officer Candido Botelho Bracher 12/05/1958 Board of Officers member only 04/30/2020 Annual 13 039.690.188-38 Business 19-Otherofficers No 0.00% Member of the Social Responsibility Administrator chief Executive Officer—Former 02/02/2021 Committee Jose Virgilio Vita Neto 223.403.628-30 09/13/1978 Board of Officers member only 04/30/2020 Annual 7 Member of the Disclosure and Lawyer 19-Other officers No 0.00% 07/10/2020 Trading Committee Officer Renato da Silva Carvalho 11/02/1974 Board of Officers member only 08/27/2020 Annual 1 033.810.967-61 engineer 19-Other officers 10/01/2020 N° 0 00% Engineernffinor 10/01/2020 Not applicable. officer Fernando Barcante Tostes Malta 04/14/1968 Board of Officers member only 04/30/2020 Annual 5 992.648.037-34 Systems Analyst 19-Other officers No 0.00% Executive Officer 07/10/2020 Not applicable Paulo Sergio Miron 07/26/1966 Board of Officers member only 04/30/2020 Annual 6 076.444.278-30 Accountant 19-Otherofficers No 0.00% 076.444.278-30 officer 07/10/2020 Not applicable. Adriano Cabral Volpini 12/06/1972 Board of Officers member only 04/30/2020 Annual 3 1162.572.558-21 Business 19-Otherofficers No 0.00% I 1 Administrator Executive Officer 07/10/2020 Not applicable. Leila Cristiane Barboza Bragade Melo 10/04/1971 Board of Officers member only 04/30/2020 Annual 7 153 451 838-05 Lawver 19-Otherofficers 07/13/2020 No 0 00% ... .. .. ExecutiveOfficer utnsizuzu Not applicable. Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of attendance investiture controlling stockholder at meetings Other positions held and roles performed at the issuer Description of other positions/roles    â– 05/02/1974 01/28/2021 Annual 0 Carlos Fernando Rossi Constantini Engineer Board of Officers member only No 0 00% 166.945.868-76 19” 0ther officers Executive Officer No applicable Flavio Augusto Aguiar de 03/27/1970 BoardofOfficersmemberonly 01/28/2021 Annual 0 Souza 747.438.136-20 Business 19-Otherofficers No 0 00% business Executive Officer Not Applicable Administrator Milton Maluhy Filho 06/08/1976 BoardofOfficersmemberonly 04/30/2020 Annual 3 252.026.488-80 Business 19-Other officers No 0.00% Not applicable. Administrator Director President 02/02/2021 Frederico Trajano lnacio Rodrigues 03/25/1976 Board of Directors member only 04/28/2020 Annual 1 253.929.608-47 Business 29-otner board officers Member of Yes 0.00% Not Applicable Administrator the Board of Directors (independent 07/07/2020 director) Ana Lucia de Mattos Barretto Villela 10/25/1973 Board of Directors member only 04/28/2020 Annual 3 066.530.828-06 Pedagogic 29-Other board officers Yes 100.00% Member ofthe Board of Directors Professional Member of the Board of Directors (non- 07/07/2020 Memberof the Nommation and 07/07/20 executive director) Corporate Governance Committee Member ofthe Personnel Committee Member ofthe Social Responsibility Committee Fabio Colletti Barbosa 10/03/1954 Board of Directors member only 04/28/2020 Annual 6 771.733.258-20 Business 29-Other board officers Yes 100.00% Member of the Personnel Committee Administrator Member of the Board of Directors 07/07/2020 Member of the Nomination and (independent director) Corporate Governance Committee Member ofthe Strategy Committee Chairman ofthe Related Parties Committee Member ofthe Social Responsibility Committee

12.5/6—Composition and professional experience ofthe board of directors and fiscal council Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of attendance investiture controlling stockholder at meetings Other positions held and roles performed at the issuer Description of other positions/roIes Gustavo JorgeLaboissiere Loyola 12/19/1952 Board of Directors member only 04/28/2020 Annual 13 101.942.071-53 Economist 29-Other board members Yes 100.00% Member of the Related Parties Member of the Board of Directors Committee (independent director) 07/07/2020 Member ofthe Compensation Committee Chairman of the Audit Committee Jose Gallo 09/11/1951 Board of Directors member only 04/28/2020 Annual 5 032.767.670-15 Business 29-Other board members Yes 100.00% Member of the Personnel Committee Administrator Member of the Board of Directors 07/07/2020 (independent director) Pedro Luiz Bodin deMoraes 07/13/1956 Board of Directors member only 04/28/2020 Annual 13 548.346.867-87 Economist 29-Other board members Yes 100.00% Member of the Compensation Member of the Board of Directors Committee (independent director) 07/07/2020 Chairman of the Capital and Risk Management Committee Member of the Related Parties Committee Pedro Moreira Salles 10/20/1959 Board of Directors member only 04/28/2020 Annual 13 551.222.567-72 Banker 29-Otherboardmembers Yes 100.00% Chairman of the Strategy Committee Co-chairman of the Board of Directors Chairman of the Nomination and (non-executive director) 07/07/2020 Corporate Governance Committee Chairman of the Personnel Committee Member ofthe Compensation Committee Member of the Social Responsibility Committee

12.5/6—Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of Term of office Number of election consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of investiture controlling attendance at stockholder meetings Other positions held and roles performed at the issuer Description of other positions/roles Ricardo Villela Marino 01/28/1974 Board of Directors member only 04/28/2020 Annual 13 252.398.288-90 Engineer 21-VicePresidentof the Board Yes 81.82% Member of the Strategy Committee of Directors 07/07/2020 Alfredo Egydio Setubal 09/01/1958 Board of Directors member only 04/28/2020 Annual 13 014.414.218-07 Business 29-Other board members Yes 81.82% Member of the Personnel Committee Administrator Member of the Board of Directors (non- Member of the Nomination and executive director) 07/07/2020 Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee 10/13/1954 Board of Directors member only 04/28/2020 Annual 13 Roberto Egydio Setubal 007.738.228-52 Engineer 29-Other board members Yes 90.91% Member of the Capital and Risk Co-chairman of the Board of Directors 07/07/2020 Management Committee Member of the (non-executive director) Strategy Committee Chairman of the Compensation Committee

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
João Moreira Salles 295.520.008-58 Member of the Strategy Committee	04/11/1981 Economist	Board of Directors member only 29 - Other board members Member of the Board of Directors (non-executive director)	04/28/2020 07/07/2020	Annual Yes	4 90.91%
Marco Ambrogio Crespi Bonomi 700.536.698-00 Member of the Nomination and Corporate Governance Committee Member of the Capital and Risk Management Committee	05/06/1956 Economist	Board of Directors member only 29 - Other board members Member of the Board of Directors (Independent member)	04/28/2020 07/07/2020	Annual Yes	4 81.82%
Rene Guimarães Andrich 709.926.659-49 Not applicable.	08/04/1971 Accountant	Fiscal Council 47 - Fiscal Council (Alternate) Nominated by preferred stockholders	04/28/2020 07/07/2020	Annual Yes	1 0.00%
Reinaldo Guerreiro 503.946.658-72 Not applicable.	02/10/1953 Accountant	Fiscal Council 46 - Fiscal Council (Alternate) Nominated by the controlling stockholder	04/28/2020 07/07/2020	Annual Yes	4 0.00%
Alkimar Ribeiro Moura 031.077.288-53 Not applicable.	08/09/1941 Economist	Fiscal Council 43 - Fiscal Council (Effective) Nominated by the controlling stockholder	04/28/2020 07/07/2020	Annual Yes	5 100.00%
Eduardo Azevedo do Valle 598.809.967-04 Not applicable.	05/24/1957 Engineer	Fiscal Council 47 - Fiscal Council (Alternate) Nominated by preferred stockholders	04/28/2020 07/07/2020	Annual No	5 0.00%

12.5/6—Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of investiture controlling attendance at stockholder meetings Other positions held and roles performed at the issuer Description of other positions/roles Joao Costa 08/10/1950 Fiscal Council 04/28/2020 Annual 12 476.511.728-68 Economist 46—Fiscal Council (Alternate)Nominated Yes 0.00% Not applicable. by the controlling stockholder 07/07/2020 Jose Caruso Cruz Henriques 12/31/1947 Fiscal Council 04/28/2020 Annual 10 372.202.688-15 Lawyer 40-Chairman of the Fiscal Council Elected Yes 100.00% Not applicable by the controlling stockholder 07/07/2020 Professional experience / Statement of any conviction /Independence criteria Teresa Cristina Athayde Marcondes Fontes—307.447.828-48 Teresa Cristina Athayde Marcondes Fontes has been an Officer at the Itau Unibanco Group since 2020, being responsible for the Civil Litigation department. She joined the Itau Unibanco Conglomerate in 2003 as an intern, and since then has worked at the legal advisory to a number of business lines, including corporate, government relations, insurance, capitalization, private pension, health plans, real estate loans, vehicles, consortia, intellectual property/marketing, E&S, supplier contracts, technology contracts and equity and labor departments. Ms. Fontes worked as Compliance Superintendent, responsible for the Retail Banking and Labor segments (2017to 2020). She has a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de Sao Paulo (USP), Sao Paulo, Brazil; a post-graduate degree in Commercial Law from the University of Paris, Pantheon Sorbonne, Paris, France; an MBA from the Fundacao Dom Cabral, Sao Paulo, Brazil; a post-MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S., and has attended the Executive Education Program from the Fundacao Dom Cabral, Sao Paulo, Brazil. AlexandreGrossmannZancani—288.246.148-84 Alexandre Grossmann Zancani has been a partner in the Partners Program since 2019 and an Executive Officer at the Itau Unibanco Group since 2019. He was a Digital Business, Data, New Undertakings and Innovation Officer (2017to 2019); a Risk Officer—Individuals and Consumers (2015to 2017); an Executive Credit Superintendent at Santander- Individuals and Financing Companies (2013 to 2015); an Executive Credit Superintendent at Santander- Companies (2012 to 2013) at Santander (Brazil); an Executive Credit and Collection Superintendent (2009 to 2012) at Santander Cards and a Member of the Board of Directors (2017 to 2018) at Banco PSA Finance Brasil S.A. He holds a Bachelor’s degree in Computer Engineering from the Escola Politecnica da Universidade de Sao Paulo (USP), Sao Paulo, Brazil and an MBA from the INSEAD, Fontainebleau, France.

Alexsandro Broedel - 031.212.717-09

Alexsandro Broedel has been a partner in the Partners Program since 2017 and CFO since 2021, having held the position of Group Executive Finance Director (2015 to 2020) and Head of Investor Relations (2017 to 2020) at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer. Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation.

He holds Bachelor's degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom.

Renato Lulia Jacob - 118.058.578-00

Renato Lulia Jacob has been an Officer at the Itaú Unibanco Group and concurrently held the position of Investor Relations Officer at the Itaú Unibanco Group since 2020. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the Itaú Unibanco Group for 19 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itaú International, in the U.S., and Itaú Suisse, in Switzerland (2016 to 2020), a Managing Director of Banco Itaú Argentina S.A. (2006 to 2010) and a Managing Director, Head of CIB Europe (2011 to 2015).
He holds a Bachelor's degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from The Wharton School of the University of Pennsylvania, Philadelphia, U.S.

Emerson Macedo Bortoloto - 186.130.758-60

Emerson Macedo Bortoloto has been an Officer at the Itaú Unibanco Group since 2011. He joined the Itaú Unibanco Group in 2003, taking over a number of positions in the Internal Audit department. He is currently responsible for managing the Audit department, whose mission is to plan, carry out and report on audits in Itaú Unibanco Group Retail processes and business, as well as its Wealth Management Services unit. He is also currently responsible for managing the planning, control and reporting of Itaú Unibanco's Audit Committee's activities.
He holds a Bachelor's degree in Data Processing Technology; postgraduate degree in Audit and Consulting in Information Security from Faculdades Associadas de São Paulo (FASP), São Paulo, Brazil. In 2004, he obtained the CISA certification issued by the Information Systems Audit and Control Association (ISACA). He also has an MBA in Internal Auditing from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI), Brazil.

André Luís Teixeira Rodrigues - 799.914.406-15

André Luís Teixeira Rodrigues has been a partner in the Partners Program since 2010 and an Executive Officer at the Itaú Unibanco Group since 2008.He is currently the Executive Officer Coordinator of the Retail Banking segment, which includes Itaú Branches, Itaú Personnalité, Companies departments, Public Authorities and Payroll segments, and is also responsible in the Retail Banking segment for the Products and Franchising – Individuals and Companies, CRM, Digital Channels and User Experience (UX) departments. He joined the Itaú Unibanco Group in 2000 and has been an Officer since 2005, having worked at the Banco Itaú BBA (2003 to 2018).

He holds a Bachelor's degree in Mechanical Engineering with major in Automation and Systems ("Mechatronics") from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil.

Tatiana Grecco—167.629.258-63 Tatiana Grecco has been an Officer at the Itau Unibanco Group since 2017. She has worked at the financial and capital markets since 1994, when she joined the Capital Markets Department. She has built a consistent and successful career over the years within the firm, starting as a Back-Office Analyst of institutional and private banking investors’ portfolios. In 1998, she became a Fund Portfolio Manager at Itau Asset Management. Afterthat, she worked as a Senior Portfolio Manager offixed income and technical provision portfolios for five years and later became the Superintendent of Technical Provision Portfolio Management. In 2009, Ms. Grecco commenced the indexed fund business at Itau Asset Management, through mutual funds and ETFs—Exchange Traded Funds. In 2014, she also became the Superintendent of Solutions for Asset Allocation and Quantitative Funds. She has coordinated the ETF Committee and the ESG Workgroup at ANBIMA for several years. She was also Vice President of Fixed Income and Multimarket Funds Committee at the same Association, contributing to the development of Brazilian Mutual Funds. Since 2017, she has been responsible for the market and liquidity risk control at the Itau Unibanco, Itau Asset Management and Itau Corretora de Valores units. She holds a Bachelor’s degree in Civil Construction from the Universidade Estadual Paulista (UNESP), Sao Paulo, Brazil, a Postgraduate degree in Finance from the Instituto Brasileiro de Mercado de Capitals (IBMEC), Brazil, a Master’s degree in Business Administration from the Fundacao Getulio Vargas (FGV), Sao Paulo, Brazil, and is certified by the Executive Education Program on Risk and Asset Management from the Yale University, Connecticut, U.S. She has been also a Certified Financial Planner (CFP) since 2009. Candido Botelho Bracher—039.690.188-38 Candido Botelho Bracher has been a partner in the Partners Program since 2010 and the CEO of Itau Unibanco Group since 2017, and will step down as CEO as of February, 2, 2021. He has held several positions at Itau Unibanco Group, including Wholesale Banking Senior Vice President (“Diretor Geral”) (2015 to 2017) and Vice President(2004a2015). Mr. Bracher was also a Member of the Board of Directors (2009 to 2014) of BM&FBOVESPA S.A.—Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A.—Brasil, Bolsa, Balcao), an Alternate Member of the Board of Directors (1999 to 2005), and a Member of the Board of Directors (2005 to 2013) of Pao de Agucar—Companhia Brasileira de Distribuigao. He holds a Bachelor’s degree in Business Administration from the Fundagao Getulio Vargas (FGV), Sao Paulo, Brazil. Daniel Sposito Pastore—283.484.258-29 Daniel Sposito Pastore has been an Officer atthe Itau Unibanco Group since 2020. He has held several positions at the Itau Unibanco Group, including Legal Superintendent working at the labor, criminal, union relations, higher courts, labor advisory and WMS areas (2012 to 2020); Legal Manager, WMS, working at the international, Asset and Brokerage departments (2008 to 2011), Legal Lawyer, WMS (2004 to 2008); Lawyer, Banking Law (2002 to 2003), and Legal Assistant (M&A Legal) (2000 to 2002). Mr. Pastore served at the Associagao Brasileira das Entidades dos Mercados Financeiro e de Capitals (ANBIMA) as an effective member of the Legal Committee (2012 to 2016), having served as Vice President (2015 to 2016); Coordinator and Liaison on behalf of ANBIMA with the Comissao de Valores Mobiliarios (CVM) for issuing and implementing new rules on suitability, asset management and trust management and investment funds (2014 to 2016), and Coordinator of the revision of self-regulation codes for trust management, asset management and investment funds (2015 to 2016). He was also a member of the legal labor committee (2017 to 2020) and the union negotiation committee (2020) at the Federagao Brasileira de Bancos (FEBRABAN). He holds a Bachelor’s degree in Law from the Universidade Presbiteriana Mackenzie, Sao Paulo, Brazil, and a post-graduate degree in Financial and Capital Markets Law from the Instituto de Ensino e Pesquisa (INSPER), Sao Paulo, Brazil.

Jose Virgilio Vita Neto—223.403.628-30 Jose Virgilio Vita Neto has been a partner in the Partners Program since 2008 and an Officer at the Itau Unibanco Group since 2011, being currently responsible for Tax Advisory and Litigation, Corporate Legal departments, in addition to the LegalAdvisory of all Business departments of the General Retail Banking Office. Hejoined the Itau Unibanco Group in 2000, working as a lawyer until 2003, being responsible for the Wholesale Banking Legal Consulting department, particularly structured operations and real estate loans. Mr. Vita Neto worked as Legal Manager (2003 to 2008), being responsible for the Wholesale Banking Legal department, particularly structured operations, real estate loans, foreign exchange, derivatives and project finance, retail legal advisory and administrative and investigative proceedings, including those related to consumer protection bodies. He also acted as Legal Superintendent (2008 to 2009), responsible for retail legal advisory, administrative and investigative proceedings, litigation for major cases and public-interest civil actions. He worked as Legal Superintendent (2009 to 2011, being responsible for the Retail Legal Advisory, litigation for major cases and public-interest civil actions, management of appeals in higher courts, administrative and investigative proceedings, and criminal prosecution. He holds a Bachelor’s degree in Law from the Universidade de Sao Paulo (USP), Sao Paulo, Brazil; Master’s degree in Civil Law—Contracts from the Universidad de Salamanca—Spain; Ph.D. in Civil Law—Contracts from the Universidade de Sao Paulo (USP) Sao Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S. Renato da Silva Carvalho—033.810.967-61 Renato da Silva Carvalho has been an Officer at the Itau Unibanco Group since 2020. He is currently responsible for the Wholesale Banking’s Financial Planning department. Mr. Carvalho has held several positions atthe Itau Unibanco Group, including Finance Superintendent, Wholesale Banking (2017 to 2020) and Market and Liquidity Risk Superintendent/Manager (2010to 2017). He worked as Investment Market Risk Associate Director (2008 to 2010) at Fidelity International LTD (London, United Kingdom), Market Risk Associate Director (2006 to 2008) at Mizuho International LTD (London, United Kingdom), and Market and Liquidity Risk Analyst (1998 to 2006) at Banco Brascan S.A. (Rio de Janeiro, Brazil). He holds a Bachelor’s degree in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; an Executive MBA in Finance from the Instituto Brasileiro de Mercado de Capitals (IBMEC), Brazil; an MBA in System Analysis, Project and Management from the Pontificia Universidade Catolica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil; and a M.Sc.in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; and he has attended the Executive Program from the Fundagao Dom Cabral, Minas Gerais, Brazil. He is a certified Professional Risk Manager (PRM) by the Professional Risk Management International Association (PRMIA) and a Financial Risk Manager (FRM) by the Global Association of Risk Professionals (GARP). Fernando Barcante Tostes Malta—992.648.037-34 Fernando Barcante Tostes Malta has been a partner in the Partners Program since 2007 and an Executive Officer at the Itau Unibanco Group since 2015.He has held several positions at the Itau Unibanco Group, including serving at the Internal Controls and Compliance Office since 2016, in charge of the Group’s non-financial risks, from Operational Risks and Compliance to, as from 2017, Information Security, Anti-Money Laundering (AML) and Fraud Prevention, and of the coordination of the Operational Risks Control at foreign units. He served as Officer of Card Operations, Rede (Redecard), Real Estate Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services (2015to 2016). Mr. Malta was also Officer of the Customer Service, Card Operations and Services, Real Estate Loans, Vehicle Financing, Consortia and Insurance and Capitalization Operations (2013to 2015) departments. He was also Officer of the Customer Service, Operations and Services of the Consumer Credit department (cards and financing companies) (2011 to 2013); a Customer Service Officer of the Consumer Credit department (cards and financing companies) (2009 to 2011); and Channels and CRM Officer (Unibanco, before the merger) (2004 to 2009). He started his career in 1988, having held several positions. He worked in the management of the Channels, Branches and Institutional Portfolio departments and engaged in several projects and initiatives (1995 to 2008). He was also an Alternate Member of the Board of Directors of Tecnologia Bancaria S.A.; a Deputy Member of the Board of Directors of Luizacred S.A. Sociedade de Credito, Financiamento e Investimento and an Alternate Member of the Board of Directors of Financeira Itau CBD Credito, Financiamento e Investimento and of Banco Carrefour S.A. He holds a Bachelor’s degree in Information Technology from the Pontificia Universidade Catolica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, an MBA from the Fundacao Dom Cabral, Sao Paulo, Brazil, an extension course in Strategy from Kellogg School of Management at Northwestern University, Illinois, U.S. and an extension course in Bank Management from the Swiss Finance Institute (SFI), Zurich, Switzerland.

Paulo Sergio Miron has been a partner in the Partners Program since 2019 and an Executive Officer at the Itau Unibanco Group since 2015. He has been an Executive Officer at the Instituto Unibanco, and a Member of the Fiscal Council at the Fundacao Maria Cecilia Souto Vidigal and of the Fiscal Council at the Fundagao Nova Escola. He was a Partner at PricewaterhouseCoopers, Sao Paulo, Brazil (1996 to 2015), having been the engagement partner responsible for the audit work at large Brazilian financial conglomerates, including Unibanco—Uniao de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005), and Itau Unibanco S.A. (2009 to 2013). He was a Partner at PricewaterhouseCoopers, responsible for the Brasilia office, Distrito Federal (DF), Brazil (2001 to 2008), having also been responsible for PwC Brazil’s government services (2004 to 2008) and banking departments (1997 to 2008). Mr. Miron also coordinated the PwC Brazil’s department of training at financial institutions for overten years, and worked as a college professor for a number of years teaching financial market-related courses. He is a member of the Institute of Internal Auditors (The IIA) and a speaker at many seminars on financial instruments and auditing issues. He holds Bachelor’s degrees in Accounting from the Universidade Sao Judas Tadeu, Sao Paulo, Brazil, and in Economics from the Universidade Presbiteriana Mackenzie, Sao Paulo, Brazil. Adriano Cabral Volpini—162.572.558-21 Adriano Cabral Volpini has been a partner in the Partners Program since 2017 and an Officer at the Itau Unibanco Group since 2012. He has held several positions at the Itau Unibanco Group, including Superintendent of Prevention of Unlawful Acts (2005 to 2012); Manager of Prevention of Unlawful Acts (2004 to 2005); Inspection Manager (2003); Inspector (1998 to 2003); Auditor (1996 to 1997) and in the Branch Operation Department (1991 to 1996). He also holds management positions in several companies of the Itau Unibanco Group. He holds a Bachelor’s degree in Social Communication and a postgraduate degree in Accounting and Financial Administration, both from the Fundagao Armando Alvares Penteado (FAAP), Sao Paulo, Brazil and an MBA in Finance from the Instituto Brasileiro de Mercado de Capitals (IBMEC), Brazil. Leila Cristiane Barboza Braga de Melo—153.451.838-05 Leila Cristiane Barboza Braga de Melo has been a partner in the Partners Program since 2007 and an Executive Officer at the Itau Unibanco Group since 2015. She is currently responsible forthe entire Legal, External Ombudsman’s Office, Government Relations, Corporate Communication and Sustainability departments. She has held several positions at the Itau Unibanco Group, including Officer (2010 to 2015). Shejoined the Itau Unibanco Group in 1997, working in the Legal Advisory Department ofUnibanco in operations involving banking products, credit card, and real estate and vehicle financing, and in projects related to mergers and acquisitions, corporate restructuring processes and capital markets, among others, and was elected Deputy Officer in 2008. She is also a Member of W.I.L.L.—Women in Leadership in Latin America (a nongovernmental organization with international coverage focused on improving the individual and collective value ofwomen in leadership positions in Latin America). Ms. Melo also worked in the Project Finance and Securities Departments of the Debevoise & Plimpton firm in New York. She holds a Bachelor’s degree in Law from the Universidade de Sao Paulo (USP), Sao Paulo, Brazil and attended a Specialization course on Financial Law and Capital Markets from the Instituto Brasileiro de Mercado de Capitals (IBMEC), Brazil and on Fundamentals of Business Law from New York University, New York, U. S., and attended the Fellows Program IWF World Leadership Conference and Gala, Atlanta, Georgia, U.S.; from Harvard Business School, Cambridge, Massachusetts, U.S. and from INSEAD, Fontainebleau, France.

Milton Maluhy Filho—252.026.488-80 Milton Maluhy Filho has been a partner in the Partners Program since 2011 and Chief Executive Officer at Itau Unibanco Group since February 2, 2021, having served as CFO and CRO. Mr. Maluhy has held several positions at the Itau Unibanco Group, including Vice President (2019to 2020) and CEO of ltau CorpBanca (Chile) (2016 to 2018), being responsible for the merger of two banks, CorpBanca and Banco Itau Chile. Hejoined the Itau Unibanco Group in 2003 and was elected Officer in 2007. He holds a Bachelor’s degree in Business Administration from the Fundagao Armando Alvares Penteado (FAAP), Sao Paulo, Brazil. Carlos Fernando Rossi Constantini—166.945.868-76 Carlos Fernando Rossi Constantini has been a partner in the Partners Program since 2015 and an Executive Officer at the Itau Unibanco Group since 2019.He is currently responsible for the Wealth Management & Services division, which comprises Private Banking, Asset Management, and the Investment Products and Services departments. In 2017, Mr. Constantini became the CEO at Itau Unibanco in the United States and the Head of lnternational Private Banking in Miami (2017 to 2018).He has held several positions at the Itau Unibanco Group, including Officer (2009 to 2017).Hejoined the Itau Unibanco Group in 2007 as a Deputy Officer (2007 to 2009). He holds a Bachelor’s degree in Production Engineering from the Escola Politecnica da Universidade de Sao Paulo (USP), Sao Paulo, Brazil. Flavio Augusto Aguiarde Souza—747.438.136-20 Flavio Augusto Aguiar de Souza has been a partner in the Partners Program since 2015 and an Executive Officer at the Itau Unibanco Group since 2013. He is currently responsible for the Commercial Banking department, which consolidates services to Large Corporate, Middle Market, Agribusiness segments and the Real Estate market niche. He is also responsible for the Credit Recovery and Restructuring department. Mr. de Souza served as Global Head of Wealth Management & Services department (2015to 2018) and Global Head of Private Bank department (2012to 2015). He started his career at Itau Unibanco Group in 2009, when hejoined as CEO at Banco Itau International in Miami, U.S. He was also Vice President of the Associacao Brasileira das Entidades dos Mercados Financeiro e de Capitals (ANBIMA) and Chairman of Anbima Board of Regulation and Best Practices for the Private Banking Market in Brazil.

Andre Balestrin Cestare - 213.634.648-25

Andre Balestrin Cestare has been an Officer at the Itaú Unibanco Group since 2017.He is currently responsible for the Financial Planning of the Wholesale Banking and Technology and Operations department. He has held several positions at the Itaú Unibanco Group, including Financial Planning Officer - Retail Banking (2017 to 2019) and Finance Superintendent (2010 to 2017).
Mr. Cestare was also a Member of the Board of Directors at Financeira Itaú CBD and ConectCar from 2017 to 2019.
He holds a Bachelor's degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil; postgraduate degree in Business Administration and a Professional Master's degree in Finance and Economics, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also attended the Executive Qualification Program from Fundação Dom Cabral, São Paulo, Brazil.

Renato Barbosa do Nascimento - 161.373.518-90

Renato Barbosa do Nascimento has been an Officer at the Itaú Unibanco Group since 2017, responsible for the internal audit function of the Wholesale Banking, Treasury, Risks, Accounting, Fiscal, Finance departments and foreign units.
He held several positions within PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil), including Audit Partner from 2009 to 2017. He took part in a three-year professional exchange program (2014 to 2017) and worked at PricewaterhouseCoopers in Mexico City, Mexico, as audit officer leading external audits in subsidiaries of international entities of the financial industry in Mexico. His main responsibility as Audit Partner was to lead external audits in entities of the financial industry in São Paulo (2009 to 2017). In that period, Mr. Nascimento was also responsible for monitoring external audits carried out by the PricewaterhouseCoopers teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay of subsidiaries of Brazilian financial institutions in these countries.
Also at PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil) he was Audit Senior Manager of the financial industry (2008 to 2009), and his main responsibility was to manage teams in charge of carrying out audits of entities of the financial industry, regulated by the Banco Central do Brasil. Mr. Nascimento served as an Audit Senior Manager of the financial industry (2006 to 2008), and took part in a two-year professional exchange program working at PricewaterhouseCoopers in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB).
He holds Bachelor's degrees in Accounting and in Business Administration, both from the Universidade Paulista, São Paulo, Brazil and Master's degree in Business Administration (MBA) from Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Ricardo Ribeiro Mandacaru Guerra - 176.040.328-85

Ricardo Ribeiro Mandacaru Guerra has been a partner in the Partners Program since 2015 and an Executive Officer at the Itaú Unibanco Group since 2014, having served as CIO since 2015, in charge of the technology departmentHe has held several positions at the Itaú Unibanco Group, including Channels Officer (2008 to 2014); Financing Products Superintendent - Individuals (2007 to 2008); Credit Policies Superintendent (2006 to 2007); Electronic Channels Management Superintendent (2002 to 2006), and Internet Project Leader (1996 to 2000).

He joined the Itaú Unibanco Group in 1993 as a System Analyst.

He holds Bachelor's degrees in Civil Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil, and an MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S.

Andre Sapoznik—165.085.128-62 Andre Sapoznik has been a partner in the Partners Program since 2007 and a Vice President at the Itau Unibanco Group since 2016. He joined the Itau Unibanco Group in 1998 and was elected Officer in 2009. He holds a Bachelor’s degree in Production Engineering from the Escola Politecnica da Universidade de Sao Paulo (USP), Sao Paulo, Brazil and MBA from Stanford University Graduate School of Business, California, U.S. Gilberto Frussa—127.235.568-32 Gilberto Frussa has been a partner in the Partners Program since 2010 and an Officer at the Itau Unibanco Group since 2006, being the Chief Compliance Officer since 2017.He has held several positions at the Itau Unibanco Group, including Member of the Decision-Making Council at Entidades Fechadas de Previdencia Complementar (EFPC)—Fundacao Itau Unibanco Complementary Pension Plan since 2017. Mr. Frussa was also Chairman of the Legal Affairs Committee of the Associagao Brasileira das Entidades dos Mercados Financeiro e de Capitals (ANBIMA) (2012to 2015) and an Effective Member of the Conselho de Recursos do Sistema Financeiro Nacional (CRSFN) as the representative of the Associagao Nacional dos Bancos de Investimento (ANBID) (2000 to 2003) and as the representative of Associacao Brasileira das Entidades dos Mercados Financeiro e de Capitals (ANBIMA) (2011 to 2013),and a Member of the Committee for Evaluation and Selection of Directors of the Conselho de Recursos do Sistema Financeiro Nacional (CRSFN) since 2018. He holds a Bachelor’s degree in Law from the Universidade de Sao Paulo (USP), Sao Paulo, Brazil. Alvaro Felipe Rizzi Rodrigues—166.644.028-07 Alvaro Felipe Rizzi Rodrigues has been a partner in the Partners Program since 2017 and an Officer at the Itau Unibanco Group since 2014. He is currently responsible for the Legal Wholesale Banking Department (investment banking, treasury, wealth management services, banking products, allocated funds and onlending, international loans and foreign exchange), the Proprietary M&A Legal Matters and Anti-Trust Legal Matters. Mr. Rodrigues had been previously responsible for the Institutional Legal Department (Corporate and Corporate Governance, Contracts, Intellectual Property and Corporate Paralegal Matters), the International Legal Department and Legal Retail Banking Department (responsible for legal issues related to products and services of the retail banking, insurance and pension plan business). He joined the Itau Unibanco Group in 2005, serving as Legal Manager and Legal Superintendent (2005 to 2014). He also worked in the Corporate Law and Contract Law departments (1998 to 2005) at Tozzini Eire Avocados. He has a Bachelor’s degree in Law from the Universidade de Sao Paulo (ASP), Sao Paulo, Brazil. He has also attended a specialization course in Corporate Law from the Pontifical Universidade Carolina DC Sao Paulo (PUCES), Sao Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University Law School, New York, U.S. Sergio Guillinet Fajerman—018.518.957-10 Sergio Guillinet Fajerman has been a partner in the Partners Program since 2007 and an Executive Officer at the Itau Unibanco Group since 2017, being currently responsible for the Personnel department. He has held several positions at the Itau Unibanco Group, including Corporate Personnel Management Officer and Personnel Officer at the General Wholesale Banking Office (2010to 2017). He is a representative of the Itau Unibanco Group in the Human Resources Committee (CHR) of FEBRABAN. He holds a Bachelor’s degree in Economics from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; MBA in Corporate Finance from the Instituto Brasileiro de Mercado de Capitals (IBMEC), Brazil; MBA from INSEAD, Fontainebleau, France and has attended the Advanced HR Executive Program from the University of Michigan, Michigan, U.S.

Ana Lucia de Mattos Barretto Vilely—066.530.828-06 Ana Lucia DC Mattes Barrett Vilely (Non-Executive Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2018. She has held several positions at the Itau Unibanco Group, including Member of the Board of Directors (1996 to 2001). Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR—Itau Unibanco Participacoes S.A. since 2018; Vice Chairman of the Board of Directors (non-executive Member) of Itausa S.A. since 2017; Member of the Sustainability Committee (2015 to 2018) of Duratex S.A.; Co-Founder of AlanaLab (Maria Farinha Filmes, Flow, Jungle Bee) since 2014; Founding President of Alan Foundation since 2012; CEO of Institute Alan since 2002; Member of the Advisory Board at Institute Brincante since 2001 and Fellow Ashoka since 2010. She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); Member of the Advisory Board at Commercial Free Childhood (CCFC) (2015 to 2017) and Member of the Advisory Board at Conectas (2003 to 2018). She holds a Bachelor’s degree in Teaching with major in School Administration and a Master’s degree in Educational Psychology, both from the Pontifical Universidade Catolica DC Sao Paulo (PUCES), Sao Paulo, Brazil and took graduate studies in Business Administration from Fundacao Armando Alvares Penteado (FAAP), Sao Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundacao Getulio Vargas (FGV), Sao Paulo, Brazil (incomplete). Ricardo Villela Marino—252.398.288-90 Ricardo Villela Marino (Non-Executive Vice President) has been a Vice President of the Board of Directors at the Itau Unibanco Group since 2020. He was also a Member of the Board of Directors (2008 a 2020) and the Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions at the Itau Unibanco Group since 2002, including Vice President (2010to 2018). He has also been an Alternate Member of the Board of Directors of Itausa S.A. since 2011; Alternate Member of the Board of Directors of Duratex S.A. since 2009; Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018). He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politecnica da Universidade de Sao Paulo (USP), Sao Paulo, Brazil and a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachussets, U.S. Fabio Colletti Barbosa—771.733.258-20 Fabio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2015. He has been a Member of the Board of Directors of Grupo Natura since 2017; a Member of the Board of Directors of Cia. Hering since 2017; and a Member of the Board of Directors of CBMM since 2015. Hewas CEO (2011 to 2014) at Abril Comunicacoes S.A.; Chairman of the Board of Directors (2011 to 2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1998 to 2008) at Banco Real S.A. Mr. Barbosa also served as Chairman of the Board of Directors of Fundagao OSESP (2012 to 2019), and is presently a Board Member at UN Foundation (U.S.) since 2011; a Member of the Board of Directors of lnstituto Empreender Endeavor since 2008 (Chairman since 2015); a Member of the Board of Directors of Almar Participacoes S.A. since 2013 and a Member of the Investment Committee of Gavea Investimentos since 2015. He holds a Bachelor’s degree in Economics from the Fundagao Getulio Vargas (FGV), Sao Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development, Lausanne, Switzerland. An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling shareholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment. Gustavo Jorge Laboissiere Loyola (Independent Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2006 and Chairman of the Audit Committee since 2017. He was also Member of the Fiscal Council (2003 to 2006).

Paulo Sergio Miron—076.444.278-30 He has been a partner at Tendencias Consultoria Integrada S/S Ltda. since 2002 and at Tendencias Conhecimento Assessoria Economica Ltda. since 2003 and a Managing Partner at Gustavo Loyola Consultoria S/C since 1998. Mr. Loyola was Governor (1992 to 1993 and 1995 to 1997) of the Banco Central do Brasil and Governor of the National Financial System Regulation and Organization (1990 to 1992). He holds a Bachelor’s degree in Economics from the Universidade de Brasilia, Distrito Federal, Brazil and a Ph.D. in Economics from the Fundagao Getulio Vargas (FGV), Rio de Janeiro, Brazil. An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling shareholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment. Jose Gallo—032.767.670-15 Jose Gallo (Independent Member) has been a Member of the Board of Directors of the Itau Unibanco Group since 2016. He is currently the Chairman of the Board of Directors at Lojas Renner and has been a Member of the Board of Directors since 1998, having been the Chairman of this Board between 1999 and 2005. He is currently the Chairman of the Strategic Committee and a Member of the Sustainability Committee. He was Superintendent at Lojas Renner S.A. (1991 to 1999), when he was elected Chief Executive Officer, a position he held until 2019. Mr. Gallo has over 30 years of experience in the retail segment, having been a Member of the Board of Directors of lnstituto para Desenvolvimento do Varejo (IDV). He has been a Member ofthe Board of Directors of Ultrapar Participagoes S.A. since 2019, and was a Memberofthe Board ofDirectors ofLocaliza Rent a CarS.A. (2010to 2020), having been elected Vice Chairman ofthis Board (2019to 2020) and ofthe Board ofDirectors ofSLC Agricola S.A. (2007 to 2016). He was an Officer at RennerAdministradora de Cartoes de Credito Ltda., Dromegon Participagoes Ltda., Realize Participagoes S.A. and Realize Credito, Financiamento e Investimento S.A., all ofwhich related to Lojas Renner S.A. He was also a Member ofthe Decision-Making Council of Instituto Lojas Renner (2008 to 2019). Mr. Gallo is currently Ambassador of Endeavor Brazil in Rio Grande do Sul, Vice Chairman ofthe Decision-Making Council of Instituto Caldeira, an innovation ecosystem in Porto Alegre, and has been an Officer at Rumos Consultoria Empresarial Ltda. since 1987. He holds a Bachelor’s degree in Business Administration from the Escola de Administragao de Empresas de Sao Paulo da Fundacao Getulio Vargas (FGV), Sao Paulo, Brazil. An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling shareholder orwith member ofa management body that may (i) give rise to a conflict ofinterests; or (ii) impair its capacity and exemption from analysis and assessment. Matias Granata—228.724.568-56 Matias Granata has been a partner in the Partners Program since 2019 and an Officer at the Itau Unibanco Group since 2014. He has held several positions at the Itau Unibanco Group, including Market Risk Superintendent (2010to 2014); Operational Risk Superintendent (2009 to 2010); Senior Treasury Trader, Proprietary Desk, Sao Paulo (2007 to 2009); Senior Treasury Trader, Proprietary Desk, London (2004 to 2007); Treasury Trader, Proprietary Desk, Sao Paulo (2003 to 2004) and Senior Economic Research Economist (2002 to 2003). He holds a Bachelor’s degree in Economics from Universidad de Buenos Aires (UBA), Buenos Aires, Argentina; postgraduate degree in Economics from Universidad Torcuato Di Telia (UTDT), Buenos Aires, Argentina and a Master’s degree in International Economic Policy from the University ofWarwick, British Chevening Scholarship, London, United Kingdom.

Pedro Luiz Bodin de Moraes (Independent Member) has been a Member ofthe Board of Directors at the Itau Unibanco Group since 2009. He was a Member ofthe Board of Directors (2003 to 2008) at the Itau Unibanco Group. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A. Mr. Bodin de Moraes also served as Monetary Policy Officeratthe Banco Central do Brasil (1991 to 1992) and as an Officerat Banco Nacional de Desenvolvimento Economico e Social (BNDES) (1990 to 1991). He holds Bachelor’s and Master’s degrees in Economics from the Pontificia Universidade Catolica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil and a Ph.D. in Economics from the Massachusetts Institute ofTechnology (MIT), Cambridge, Massachussets, U.S. An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling shareholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment. Pedro Moreira Salles—551.222.567-72 Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-chairman ofthe Board ofDirectors atthe Itau Unibanco Groupsince 2017, and hewas also the Chairman ofthe Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itau Unibanco Group, including CEO (2004 to 2008). He serves as the Chairman ofthe Board of Directors at Instituto Unibanco; Board of Directors at the Federagao Brasileira de Bancos (FEBRABAN); Board of Directors at Companhia Brasileira de Metalurgia e Mineragao (CBMM); and Board ofDirectors atAlpargatas S.A. He is also a Member ofthe Decision-Making Council, the INSPER’s Board ofAssociates, and the Board of Directors at Fundagao Osesp. He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University ofCalifornia, Los Angeles (UCLA), U.S. He holds a Master’s degree in International Relations from the Yale University and he has attended the OPM—Owner/President Management Program at the Harvard University, both in the United States. JoseGeraldo FrancoOrtizJunior—290.270.568-97 Jose Geraldo Franco Ortiz Junior has been an Officer at the Itau Unibanco Group since 2021. He joined the Itau Unibanco Group in 2003 as an intern, and has served in a number of positions, such as: Legal Assistant (2003 to 2004); Lawyer (2004 to 2006); Senior Lawyer (2006 to 2008); Legal Manager (2009 to 2013), and Legal Superintendent (2013 to 2020). Mr. Ortiz Junior also worked as a foreign intern at law firm Jones Day of New York (2009) and as an intern at IBM Brasil (2001 to 2003). He holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de Sao Paulo (USP), Sao Paulo, Brazil, and a Master’s degree (LL.M) from the Columbia University Law School, New York, U.S.

Alfredo Egydio Setubal - 014.414.218-07

Alfredo Egydio Setubal (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2007.He has held several positions at the Itaú Unibanco Group, including Vice President (1996 to 2015), Investor Relations Officer (1995 to 2015), Executive Officer (1993 to 1996), and Managing Director (1988 to 1993). He has been a Member of the Nomination and Corporate Governance Committee since 2009,a Member of the Personnel Committee and the Risk and Capital Management Committee since 2015,a Member of the Social Responsibility Committee since 2019, and he was a Member of the Accounting Policies Committee (2008 a 2009).
He has been the CEO and Investor Relations Officer at Itaúsa S.A. since 2015, Vice Chairman of the Board of Directors since 2008, a Member of the Disclosure and Trading Committee since 2009, having been Coordinator to this Committee since 2015, a Member of the Investment Policies Committee (2008 to 2011), Coordinator of the Investment Committee and a Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017.
Mr. Setubal has been a Member of the Board of Directors and of the Strategy Committee at Alpargatas S.A. since 2017, a Member of the Board of Directors since 2015, Co-chairman of the Board since 2017 and a Member of the Personnel, Governance and Nomination Committee since 2015 at Duratex S.A.
He has been Chairman of the Board of Trustees since 2008 at the Fundação Itaú para Educação e Cultura (formerly Fundação Itaú Social); a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) since 1992 and of the Instituto de Arte Contemporânea.He has been Vice Chairman of the Board of Directors at the Fundação Bienal de São Paulo since 2017 (and a Member since 2009) and Chairman of the Decision-Making Council at the Museu de Arte de São Paulo (MASP) since 2018.
Mr. Setubal also served as a Member of the Board of Directors of the Associação Brasileira das Companhias Abertas (ABRASCA) (1999 to 2017) and Vice Chairman of the Board of Directors at the Instituto Itaú Cultural (2005 to 2019), having worked as a Board Member (1993 to 2005), Executive Vice President (2005 to 2019) and an Executive Officer (1996 a 2005).
He holds Bachelor's and Postgraduate degrees in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France.

Roberto Egydio Setubal - 007.738.228-52

Roberto Egydio Setubal (Non-Executive Co-Chairman) has been a Co-chairman of the Board of Directors at the Itaú Unibanco Group since 2017. He was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions at the Itaú Unibanco Group, including Senior Vice President ("Diretor Geral") (1990 to 1994).
He has served as Vice President at Itaúsa S.A. since 1994 and as the Chairman of the Accounting Policies Committee (2008 to 2011).
Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (FENABAN) and of the Federação Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President of the Advisory Board of the Federação Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum.
He holds a Bachelor's degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master of Science degree in Engineering from the Stanford University, California, U.S.

Joao Moreira Salles—295.520.008-58 Joao Moreira Salles (Non-Executive Member) has been a Memberof the Board ofDirectors atthe Itau Unibanco Groupsince 2017. He has held several positions at the Itau Unibanco Group, including Officer at IUPAR—Itau Unibanco Participagoes S.A. since 2018, and he was a Member ofthe Board ofDirectors (2015to 2018). He was a Memberofthe Board ofDirectors atXP Investimentos S.A. (2018to 2019). Mr. Moreira Salles is currently an Officer of Brasil Warrant Administragao de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestao de Investimentos (BWGI) as a member ofthe Investment, Risk and Operational Committees ofthe firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member ofthe Investment Committee ofCambuhy Investimentos Ltda. since 2013, and was a Member ofthe Board of Directors ofinvestee Parnaiba Gas Natural (2014 to 2017). Before joining BWSA and Cambuhy, he had been an Investment Banker atJ. P. Morgan Chase, New York, U.S. He holds a Bachelor’s degree in Economics from Instituto de Ensino e Pesquisa (INSPER), Sao Paulo, Brazil; Master’s degree in Economics from Columbia University, GSAS, New York, U.S.; Master’s degree in Finance from Columbia University, GSB, New York, U.S. and a Ph.D. in Economic Theory from the Universidade de Sao Paulo (FEA-USP), Sao Paulo, Brazil. Marco Ambrogio Crespi Bonomi—700.536.698-00 Marco Ambrogio Crespi Bonomi (Independent Member) has been a Member ofthe Board of Directors at the Itau Unibanco Group since 2017. He has held several positions at the Itau Unibanco Group since 1998, including Senior Vice President (“Diretor Geral”) (2015 to 2017). He was Vice President (2004 to 2011) ofthe Associagao Nacional das Instituigoes de Credito, Financiamento e Investimento (ACREFI). He holds a Bachelor’s degree in Economics from the Fundagao Armando Alvares Penteado (FAAP), Sao Paulo, Brazil and attended a Financial Executive Advanced course at the Fundagao Getulio Vargas (FGV), Sao Paulo, Brazil and a course on Capital Markets at the New York University, New York, U.S. Reinaldo Guerreiro—503.946.658-72 Reinaldo Guerreiro has been an Alternate Member ofthe Fiscal Council at the Itau Unibanco Group since 2017. He has been a Member ofthe Board of Directors since 2016, an Independent Member ofthe Audit Committee (2007 to 2017) and since 2020 at the Cia. de Saneamento Basico do Estado de Sao Paulo (SABESP), and a Member ofthe Fiscal Council ofthe FEA USP Endowment Fund since 2016. Mr. Guerreiro has been the Chairman ofthe Audit Committee at Petrobras Gas S.A.(GASPETRO) since 2018, and was a Member ofthe Board of Directors (2016to 2018) and Member ofthe Financial and Risks Committee (2016to 2018) at Petrobras Distribuidora S.A.; and a Member ofthe Strategic Committee (2016to 2018) at Petroleo Brasileiro S.A. He is also the Chairman ofthe Board ofTrustees of Fundagao Instituto de Pesquisas Contabeis, Atuariais e Financeiras (FIPECAFI). He is a Full Professor of FEA-USP; Head ofthe Accounting Department in two terms of office, Principal (2010 to 2014) and the current Vice Head ofthe Accounting and Actuarial Science Department at the Faculdade de Economia, Administragao e Contabilidade da Universidade de Sao Paulo (FEA-USP). He holds a Bachelor’s degree in Accounting, a Master’s degree and a Ph.D. in Controllership and Accounting, and Habilitation degree (“livre docencia”) in Controllership and Accounting from the Faculdade de Economia, Administragao e Contabilidade da Universidade de Sao Paulo (FEA-USP), Sao Paulo, Brazil.

AlkimarRibeiro Moura—031.077.288-53 Alkimar Ribeiro Moura has been a Member ofthe Fiscal Council at the Itau Unibanco Group since 2016. He has held several positions at the Itau Unibanco Group, including Member ofthe Audit Committee (2010to 2015). Mr. Moura is a retired Economics Professor at the Escola de Administragao de Empresas de Sao Paulo ofthe Fundagao Getulio Vargas (FGV), Sao Paulo, Brazil. He was an Independent Member ofthe Board of Directors (2012 to 2017) and a Coordinating Member ofthe Audit Committee (2013 to 2017) ofCetip S.A. Mercados Organizados. Mr. Moura was an Independent Member ofthe Supervisory Board of BM&FBOVESPA S.A.—Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A.—Brasil, Bolsa, Balcao): Market Supervision (2007 to 2010). He was Chairman oflnvestment Banking (2001 to 2003) and Vice Chairman of Finance and Capital Markets (2001 to 2003) at Banco do Brasil S.A. Mr. Moura held several positions at the Banco Central do Brasil, including Standards and Financial System Organization Officer (1996 to 1997); Monetary Policy Officer (1994 to 1996); Public Debt and Open Market Transactions Officer (1987 to 1988). He was an Officer at Banco Pirelli-Fintec (1988 to 1993). He holds a Bachelor’s degree in Economics from the Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil; Master’s degree from the University of California, Berkeley, and a Ph.D. in Applied Economics from the Stanford University, California, U.S.    Eduardo Azevedo do Valle—598.809.967-04 Eduardo Azevedo do Valle has been a Member ofthe Fiscal Council at the Itau Unibanco Group since 2016. He is the Chairman ofthe Board of Directors ofCabo Frio Airport, in charge ofits strategy committee since 2018 and he has been the Managing Partner at Valens Brasil Ltda. ME, since 2015. He was an Executive Officer at Oil & Gas at BSM Engenharia S.A. (2014to 2015); ChiefExecutive Officer atAsco Participagoes do Brasil (2012 to 2014) and Apolo Tubulars S.A. (2010to 2012); CEO at Brasco Logistica Offshore (2007 to 2010); Vice President at Praxair Distribution, Inc. forthe U.S. and Canada (1999 to 2003); Marketing Officer (2003 to 2005); Logistics Officer (2005 to 2006); Gas Distribution and Production Manager (1995 to 1998) at White Martins Gases Industrials S.A. He was also a Financial Administration Manager (1991 to 1992); Member ofthe Board of Directors of Porto do Forno RJ (2008 to 2010) and an Officer at the Associagao Brasileira da Industria de Tubos e Acessorios de Metal (ABITAM) (2010to 2012). He was the Global Leader ofthe Praxair, Inc. Distribution Team (1987 to 2002). He holds Bachelor’s degrees in Business Administration from Universidade do Estado do Rio de Janeiro (UERJ), Rio de Janeiro, Brazil and in Electrical Engineering from Military Institute of Engineering (IME). He also holds an MBA in the Global Leaders Program from Praxair, Inc.; a postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Instituto Brasileiro de Petroleo, Gas e Biocomubustiveis (IBP). He is a chartered board member by the Brazilian Institute ofCorporate Governance (IBGC); and he is a NACD (U.S. National Association ofCorporate Directors) Governance Fellow.

Frederico Trajano Inacio Rodrigues (Independent Member) has been a Member ofthe Board of Directors ofthe Itau Unibanco Group since 2020. He has been the Chief Executive Officer (CEO) of Magazine Luiza S.A. since 2015, and was an Executive Sales and Marketing Officer (2010 to 2015), a Commercial Officer, and was in charge ofthe Marketing Office (2004 to 2010). He started his career in 2000, being responsible forthe E-Commerce department. Mr. Rodrigues has been an Effective Member ofthe Board of Directors of Luizaseg Seguros S.A. since 2005, and worked in the retail and consumer goods departments at Deutsche Bank Securities (1998 to 1999). He holds a Bachelor’s degree in Business Administration from the Fundagao Getulio Vargas (FGV), Sao Paulo, Brazil and attended the Program for Executives from the University ofCalifornia, Stanford, U.S. An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling shareholder orwith member ofa management body that may (i) give rise to a conflict ofinterests; or (ii) impair its capacity and exemption from analysis and assessment. JoaoCosta—476.511.728-68 Joao Costa has been an Alternate Member ofthe Fiscal at the Itau Unibanco Group since 2009. He has held several positions at the Itau Unibanco Group, including Managing Director (1997 to 2008). He has been an Alternate Member ofthe Fiscal Council of Itausa S.A. since 2009. He was an Effective Member ofthe Fiscal Council ofthe Federagao Brasileira de Bancos (FEBRABAN); Federagao Nacional dos Bancos (FENABAN); Instituto Brasileiro de Ciencia Bancaria (IBCB), and ofthe Sindicato dos Bancos do Estado de Sao Paulo (1997 to 2008). He holds a Bachelor’s degree in Economics from Faculdade de Economia Sao Luiz, Sao Paulo, Brazil; Continuing education in Business Administration from the Faculdade de Economia, Administragao, Contabilidade e Atuaria ofthe Universidade de Sao Paulo (FEA-USP), Sao Paulo, Brazil and attended a Management Program for Executives from the University of Pittsburgh, Pennsylvania, U.S. JoseCarusoCruzHenriques—372.202.688-15 Jose Caruso Cruz Henriques has been a Member ofthe Fiscal Council atthe Itau Unibanco Group since 2011 and Chairman ofthis Board since 2017. He has held several positions atthe Itau Unibanco Group, including Officer (1988 to 2003). He has been Executive President of Corhen Servigos Ltda. since 2003. He holds a Bachelor’s degree in Law from the Universidade de Sao Paulo (USP) Sao Paulo, Brazil and a postgraduate degree in Business Administration from the Fundagao Getulio Vargas (FGV), Sao Paulo, Brazil. Rene Guimaraes Andrich—709.926.659-49 Rene Guimaraes Andrich has been an Alternate Member ofthe Fiscal Council at the Itau Unibanco Group since 2020. He is the Chairman ofthe Audit Committee at Companhia Paranaense de Gas (COMPAGAS); Chairman ofthe Audit Committee at Hospital de Clinicas de Porto Alegre (HCPA), and a Member ofthe Audit Committee at Sercomtel S.A.—Telecomunicagoes. He is a Professor, Mentor, and Instructor in Compliance, Internal Controls, and Internal Audit courses. He was Head oflnternal Audit—Latin America at Electrolux do Brasil S.A.; External Auditor at Ernst & Young and at Parana Auditores, and Audit Supervisor at Spaipa S.A. Industria Brasileira de Bebidas. He holds certifications from CCIe—Director with Experience (IBGC); CIA—Certified Internal Auditor (The IIA); CRMA—Certified Risk Management Assurance (The IIA); CCSA- Certificate in Control Self-Assessment (The IIA); QA-Accreditation in QAAssessment/Validation (The IIA), and the Conselho Regional de Contabilidade (CRC). He holds a Master’s degree in Management from the Pontificia Universidade Catolica do Parana (PUC-PR), Curitiba, Brazil, a Postgraduate degree in Controllership from the Fundagao Getulio Vargas (FGV), Sao Paulo, Brazil, and a Bachelor’s degree in Accounting from the FAE Business School, Curitiba, Brazil.

Type of Conviction Description ofthe conviction Renato Barbosado Nascimento—161.373.518-90 N/A AndreSapoznik—165.085.128-62 N/A GilbertoFrussa—127.235.568-32 N/A Alvaro Felipe Rizzi Rodrigues—166.644.028-07 N/A AlexsandroBroedel—031.212.717-09 N/A Renato Lulia Jacob—118.058.578-00 N/A EmersonMacedoBortoloto—186.130.758-60 N/A TatianaGrecco—167.629.258-63 N/A Candido BotelhoBracher—039.690.188-38 N/A Jose Virgilio Vita Neto—223.403.628-30 N/A RenatodaSilvaCarvalho—033.810.967-61 N/A Fernando Barcante Tostes Malta—992.648.037-34 N/A Paulo Sergio Miron—076.444.278-30 N/A AdrianoCabralVolpini—162.572.558-21 N/A LeilaCristianeBarbozaBragadeMelo—153.451.838-05 N/A Milton Maluhy Filho—252.026.488-80 N/A

AndreBalestrinCestare—213.634.648-25 N/A Frederico Trajano Inacio Rodrigues—253.929.608-47 N/A Ana Lucia de Mattos Barretto Villela—066.530.828-06 N/A Fabio Colletti Barbosa—771.733.258-20 N/A GustavoJorge LaboissiereLoyola—101.942.071-53 N/A Jose Gallo—032.767.670-15 N/A Pedro Luiz Bodin de Moraes—548.346.867-87 N/A Pedro Moreira Salles—551.222.567-72 N/A Ricardo Villela Marino—252.398.288-90 N/A Alfredo EgydioSetubal—014.414.218-07 N/A Roberto Egydio Setubal—007.738.228-52 N/A Joao Moreira Salles—295.520.008-58 N/A Marco Ambrogio Crespi Bonomi—700.536.698-00 N/A Rene Guimaraes Andrich—709.926.659-49 N/A Reinaldo Guerreiro—503.946.658-72 N/A AlkimarRibeiroMoura—031.077.288-53 N/A Eduardo Azevedo do Valle—598.809.967-04 N/A Joao Costa—476.511.728-68 N/A

JoseCarusoCruzHenriques—372.202.688-15 N/A Teresa Cristina Athayde Marcondes Fontes—307.447.828-48 N/A Daniel Sposito Pastore—283.484.258-29 N/A Alexandre Grossmann Zancani—288.246.148-84 N/A Andre Luis Teixeira Rodrigues—799.914.406-15 N/A Carlos Fernando Rossi Constantini—166.945.868-76 N/A Flavio Augusto Aguiar de Souza—747.438.136-20 N/A Ricardo Ribeiro Mandacaru Guerra—176.040.328-85 N/A Sergio Guillinet Fajerman -018.518.957-10 N/A Jose Geraldo Franco Ortiz Junior—290.270.568-97 N/A Matias Granata—228.724.568-56 N/A

12.12 – Other Relevant Information – Addition Information of items 12.5/6 and 12.7/8

A - Total Number of Meetings Held by Body:

Body	Meetings
Board of Directors (1)	12
Fiscal Council (1)	3
Audit Committee (1)	38
Disclosure and Trading Committee (2)	4
Strategy Committee (3)	3
Capital and Risk Management Committee (3)	11
Nomination and Corporate Governance Committee (3)	2
Related Parties Committee (3)	7
Personnel Committee (3)	3
Compensation Committee (3)	4
Social Responsibility Committee (3)	3

(1) from June 11, 2019 to February 10, 2020
(2) from April 15, 2019 to January 27, 2020
(3) from April 25, 2019 to February 10, 2020

B – Consecutive Terms of Office:

For the number of consecutive terms of office: **1)** of the members of the Board of Directors, Fiscal Council, Audit Committee, other committees and Executive Board, the following criteria were adopted: **(a)** counting as from Itaú Unibanco merger on November 3, 2008; **(b)** inclusion of terms of office with periods shorter than one year in case a member joins the body after the beginning of a term of office; and **(c)** inclusion of current terms of office; **2)** For Directors Eduardo Azevedo do Valle and José Caruso Cruz Henriques, the terms of offices of the alternate member of the Fiscal Council were considered.

For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: **(a)** counting as from Itaú Unibanco Merger on November 3, 2008; **(b)** inclusion of current terms of office.

C - Meeting Attendance Percentage:

For calculation of the meeting attendance percentage: **a)** of the members of the Board of Directors, Fiscal Council and Audit Committee, the meetings heldfrom the moment members took office on June 11, 2019 until February 10, 2020 were considered; **b)** for the members of the other committees, meetings which have taken place from the moment the members took office on April 25, 2019 until February 10, 2020. **c)** of the members of the Disclosure and Trading Committee, meetings which have taken place from the moment the members took office on April 15, 2019 until January 27, 2020. **d)** there is no calculation of the meeting attendance percentage for members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas- Net system is disabled.

D - Independence Criterion for Members of the Audit Committee:

All members of the Audit Committee are deemed independent, in conformity with applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months, **(i)** an officer of Itaú Unibanco or its affiliates; **(ii)** an employee of Itaú Unibanco or its affiliates; **(iii)** responsible technician, officer, manager, supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its affiliates; **(iv)** a member of the Fiscal Council of Itaú Unibanco or its affiliates; **(v)** a controller of Itaú Unibanco or its affiliates or **(vi)** a natural person, holder of a direct or indirect interest of more than ten percent of the voting stock of Itaú Unibanco or its affiliates.

E – Type of Audit Committee

It is clarified that, pursuant to article 22, paragraph 2 from the Law nº 6,385/76, the Audit Committee adheres to the Resolution 3,198/04 of the National Monetary Council, which explains the reason why it is not compliant with the CVM Instruction 308/99.

F – Politically Exposed Persons

We have no politically exposed persons in the committees, Board of Directors, Executive Board and Fiscal Council in 2019.

G – Additional Information

We inform that the inauguration of the elected members at the Board of Directors' Meeting of January 28, 2021, is pending approval of their elections by the Central Bank of Brazil.

On December 30, 2020, director Sergio Mychkis Goldstein resigned from his position as director of the Company.

On January 4, 2021, the directors Claudia Politanski and Márcio de Andrade Schettini resigned from their positions as directors of the Company.

On January 29, 2021, the director Caio Ibrahim David resigned from his position as director of the Company.

The resignation of Fernando Barçante Tostes Malta was registered, which will take effect after the investiture of Matias Granata.

Below we present the hierarchy flowchart of said Bodies:



Stockholder's Meeting
Fiscal Council
Board of Directors
Independent Audit
Audit Committee
Personnel Committee
Related Parties Committee
Nomination and Corporate Governance Committee
Risk and Capital Management Committee
Strategy Committee
Social Responsibility Committee
Compensation Committee
LATAM Strategy Council
Digital Advisory Board
Internal Audit
Board of Officers
Disclosure and Trading Committee
Advisory Boards
Statutory Committees
Non-statutory Committees

12.12—Other Relevant Information—Addition Information of items 12.5/6 and 12.7/8 With respectto each member, see below information about item 12.5 “m”: I—main professional experience forthe past five years, indicating: Company’s name and activity sector. Position and roles inherent in the position. Whether the company is part of (i) the Issuer’s economic group or (ii) is controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class ortype ofthe Issuer’s securities. II—All management positions they hold in other companies or third sector organizations. Company is part of I (ii)is I controlled by an Issuer’s direct or indirect stockholde Other (i) the Company’s name Company’s activity sector Issuer’s r an compani . interest es or economi equal to or third c group higher sector than 5% in organiza the same tions class or type of the Issuer’s securities. Association de Bancos de la Argentina ., Non-profit civil association x Associacao Brasileira da Industria de Tubos e Acessorios de Metal (ABITAM—Brazilian „, . . , . , Non-profit civil association x Metal Tubes and Accessories Industry r Association) Abril Comunicacoes S.A. Printing of books, magazines and other periodicals x Cabo Frio Airport Airport x Alana Foundation Charitable organization x AlanaLab Communication ofimpact x Almar Participacoes S.A. Holding company of non-financial institutions x Alpargatas S.A. Holding x Alupar S.A. Holding x . , _ . „ . Production of steel pipes for the oil and gas ApoloTubulars S.A.. . . yy a x _ industry . „ . . , „ Port and logistics support to oil exploration and Asco Participagoes do Brasil x Associacao Brasileira das Companhias Abertas (ABRASCA—Brazilian Association Non-profit civil association x of Publicly-Held Companies) Associacao Brasileira das Entidades dos Mercados Financeiro e de Capitals ., ,„„,n,„„„ r. -i- « n- i Non-profit civil association x (ANBIMA—Brazilian Association of Financial r and Capital Market Entities) Associacao Nacional das Instituicoes de Bringing together companies of the sector, Credito, Financiamento e Investimento defending their legitimate interests, strengthening (ACREFI—Brazilian Association of Credit, the relationships among the associates and Financing and Investment Institutions) fostering the development of their activities Associacao Nacional dos Bancos de Investimento (ANBID—National Association Non-profit civil association x of Investment Banks) Banco Brascan Investment Bank x Banco Carrefour S.A. Multiple-service banking, with commercial portfolio x Banco Central do Brasil (BACEN—Central ,. . Federal government agency x Bank of Brazil) _ a ‘ Banco do Brasil S.A. Multiple-service banking, with commercial portfolio x Banco Fibra S.A. Multiple-service banking, with commercial portfolio x Banco Icatu S.A. Multiple-service banking, with commercial portfolio x

. Multiple-service banking, with commercial portfolio x Banco Nacional de Desenvolvimento Economico e Social (BNDES—Brazilian Development bank x Social and Economic Development Bank ) Banco PSA Finance Brasil S.A. Multiple-service banking, with commercial portfolio x Banco Pirelli-Fintec Multiple-service banking, with commercial portfolio x Banco Real S.A. Multiple-service banking, with commercial portfolio x Banco Santander (Brasil) S.A. Multiple-service banking, with commercial portfolio x Banco Santander S.A. Multiple-service banking, with commercial portfolio x Bank Boston Multiple-service banking, with commercial portfolio x Bankers Trust Co. Multiple-service banking, with commercial portfolio x BB Previdencia—Fundo de Pensao Banco _ . , „ ., Private pension x do Brasil BB Securities Limited Holding company x BM&FBOVESPA S.A.—Bolsa de Valores, ~ ~ ~~ ~. ~ ~ .,„__« Management of organized securities markets and Mercadorias e Futuros (currently B3 S.A. „ ., „ , „ ,—,1. . , . .,. provision of services of registration, clearing and x Brasil, Bolsa, Balcao (B3 S.A.—Brazilian y ... . . .. a ,_ , ‘ T„„ v settlement, and support to financing operations Exchange and OTC)) ¥ _ _ , .. _„ . Port and logistics support to oil exploration and Brasco Logistica Offshore . ,.â– x _ production Brasil Warrant Administracao de Bens e , . , Empresas S.A (BWSA) Holdmg company of non-financial institutions x Brasilprev Seguros e Previdencia S.A. Supplementary pension x Brasilsaude Companhia de Seguros Insurance and pension plan x . „ . Company dedicated to load hoist and handling BSM Engenharia S.A. x _ services, as well as port activities and logistics Bunge y Born Food industry x „ Multi-sponsored supplementary pension plan Bungeprev entity x BW Gestao de Investimentos (BWGI) Management of restricted public funds x Cambuhy Investimentos Ltda. Consultancy in corporate management x CERC Servicos de Desenvolvimento de Data Processing, Application Service Providers Sistemas para Recebiveis Ltda. and Internet Hosting Services Cetip S.A. Mercados Organizados „„ . . , _ ., . Management of organized over-the-counter (Organized Over-the-counter Market in , . x . . . r. . .. . markets Assets and Derivatives) Cia. de Saneamento Basico do Estado de Sao Paulo (SABESP—Basic Sanitation Water collection, treatment and distribution x Company ofthe State of Sao Paulo) _. Manufacturing of cotton woven and knitted Cia. Hering , ... a .. . , x clothing, except for socks Comissao de Valores Mobiliarios (CVM—Brazilian Securities and Exchange Public administration in general x Commission) Commercial Free Childhood (CCFC) Education x Companhia Brasileira de Metalurgia e „„ . ...—^r,....> Metallurgy and technology x Mineragao (CBMM) ^ ^ Companhia de Seguros Alianca do Brasil Insurance company x Companhia Paranaense de Gas „, , (COMPAGAS) Natural gas distributor x^ Conectas Non-governmental organization x Conectcar Solucoes de Mobilidade _ ,_, . . . „ . Y Payment Institution x Eletronica S.A. International Monetary Conference International Organization x Conselho de Recursos do Sistema Financeiro Nacional (CRSFN—National Collegiate Body x Financial System Resource Council) „ , „ Combined office and administrative support Corhen Servicos Ltda. x * services Debevoise & Plimpton Attorney services x Deutsche Bank Securities Investment Bank x Dromegon Participacoes Ltda. Holding company of non-financial institutions x Manufacturing, sale, import, and export of wood Duratex S.A. by-products, bathroom fittings, and ceramics and x plastic materials . . Manufacturing of intermediate products for tiekeiroz o.A. , .. . . ,x | plasticizers, resins and fibers | | | Manufacture and marketing of household and

Electrolux do Brasil S.A. â– x industrial appliances in general Endeavor Brasil Non-profit organization x Ernst & Young Accounting and tax audit and consulting services x Escola de Administracao de Empresas de Sao Paulo da Fundacao Getulio Vargas—Sao Paulo (EAESP-FGV—School of Education institution x Business Administration of Sao Paulo of Fundagao Getulio Vargas) Escola de Direito da Fundacao Getulio Vargas (FGV—School of Low of Sao Paulo Education institution x of Fundagao Getulio Vargas) Faculdade de Economia, Administragao e Contabilidade de Sao Paulo (FEA-USP—, „ , . „ Higher education—undergraduate and graduate School of Economics, Business x Administration and Accounting of the Universidade de Sao Paulo) Federagao Brasileira de Bancos _ . . .____:_.„, . Organization of trade and business association (FEBRABAN—Brazilian Federation of ?r ... x , . activities Banks) Federacao Brasileira de Bancos (FENABAN ,_ , „,..,_. , . Employers’union x—National Federation of Banks) [__[ Fellow Ashoka Non-profit organization x Fertifos Holding company of non-financial institutions x Fidelity International LTD Investment products and services x Nnanceira itau CbU Credito, Nnanciamento ~ ... ,_. ‘. !~ ‘. ~ ~ , .. Credit, Financing and Investment Society x e Investimento ‘ _ _ Fundagao Instituto de Pesquisas Contabeis, Atuariais e Financeiras (FIPECAFI—Higher education—undergraduate and graduate Institute for Accounting, Actuarial and courses Financial Research Foundation) Fosfertil Ore extraction x Fundagao Bienal de Sao Paulo (Sao Paulo Restoration and conservation of historical sites Art Biennial Foundation) and buildings Activities of associations for protection of social rights Fundagao Itau para Educagao e Cultura . ,n—r j *â– t it-j *â– ,1^1* x Association activities x (Itau Foundation for Education and Culture) UN Foundation (USA) International Organization x Fundagao OSESP (OSESPFoundation) Music teaching x Fundo Garantidor de Credito (FGC—Credit „, ... Non-profit civil association x Guarantee Fund) Fundo Patrimonial Amigos da Poli . ,,_ , . ,_ . Association activities x (Endowment Friend of Poll) Fundo Patrimonial da FEA-USP (FEA-USP Raising and investment of funds to support FEA- Endowment Fund) USP G/xtrat Consultoria Economica Ltda. Consultancy in corporate management x _, Fund management services by contract or Gavea Investimentos . . x commission GC/Capital Empreendimentos e , . , Holding company of non-financial institutions x Participagoes Ltda. a r ‘ Grupo Bunge—Bunge Brasil S.A. Agribusiness and food x Gustavo Loyola Consultoria S/C Consultancy in economics x , _,, . „,~r™> Hospital care, first-aid and emergency care unit Hospital de Clinicas de Porto Alegre (HCPA).. “.. a ‘ x a v ‘ activities IBM Brasil Hardware and Software Manufacturing x Icatu Holding S.A. Holding company x Instituto Akatu (Akatu Institute) Non-governmental organization x Instituto de Ensino e Pesquisa (INSPER—,_ , _ .. . _ ,. i i-i i > Educational institution x Teaching and Research Institute) Instituto Alana (Alana Institute) Non-governmental organization x

Instituto Brasileiro de Ciencia Bancaria (IBCB—Brazilian Institute of Banking Institutes and Foundations x Science) Instituto Brasileiro de Governanga . .. . c c ^ „o^^ o i-i i r Activities of associations for protection of social Corporativa (IBGC—Brazilian Institute of. , . r x Corporate Governance) Instituto Brincante (Brincante Institute) Non-governmental organization x Instituto Caldeira Non-governmental organization x Instituto de Arte Contemporanea Non-governmental organization x Instituto de Estudos Avancados Universidade de Sao Paulo (USP—Institute Education support activities, other than public of Advanced Studies ofthe University of Sao school financial management Paulo) . _ ,- , Organization that supports entrepreneurship and Instituto Empreender Endeavor f rr r r x entrepreneurs Instituto Fernand Braudel de Economia „, _. „, ,. , Non-profitorganization x Mundial ^ a .. , _ ,. Activities of associative organizations related to Instituto Itau Cultural ,. , . a x culture and art Instituto Lojas Renner Association activity x Instituto Unibanco Other ancillary activities x Instituto para Desenvolvimento do Varejo (IDV—Brazilian Retail Development Other professional association activities x Institute) . , Other activities of services rendered mainly to the Itau BBA International pic x companies not mentioned previously Itau CorpBanca (Chile) Multiple-service banking, with commercial portfolio x Itau CorpBanca (Colombia) Commercial Bank x Itau Unibanco Holding S.A. Holding company x Itau Unibanco S.A. Multiple-service banking, with commercial portfolio x Itausa S.A. Holding company x Investment in other companies in Brazil and „ . abroad, particularly in those engaged in the Itautec S.A. ,’ ,y . ¥ ,. .. a a . . x manufacture and sale of banking and commercial automation equipment and provision of services IUPAR—Itau Unibanco Participagoes S.A. Holding company x Jones Day Law Firm x J. P. Morgan Chase Holding company x L. Dias Advogados Law firm x Localiza Rent a Car S.A. Car rental x Lojas Renner S.A. Chain of apparel department stores x Luizacred S.A. Sociedade de Credito, x Financiamento e Investimento Credit, Financing and Investment Society Luizaseg Seguros S.A. Property and casualty insurance x Magazine Luiza S.A. Retail sales x Mizuho International LTD Holding x Museu de Arte de Sao Paulo (MASP—Sao ., „ . . „,«... > Non-profit private museum x Paulo Art Museum) r r Museu de Arte Moderna de Sao Paulo „, ... ,«»««» r~- ^ ... r«» «_x> Non-profit civil association x (MAM—Sao Paulo Museum of Modern Art) ^_ _ ,,, , Wholesale business of cosmetics and beauty Grupo Natura x products Odebrecht S.A. Construction x Pao de Acucar—Companhia Brasileira de „ . Retail sales x Distribuicao Parana Auditores Accounting and tax audit and consulting services x Parnaiba Gas Natural Extraction of oil and natural gas x Wholesaling of alcohol fuel, biodiesel, gas and „ „ other oil by-products, except for lubricants, which Petrobras Distribuidora S.A.. . . , . , . ., . ... x is not carried out by a retail transportation company Petroleo Brasileiro S.A. Oil exploration, extraction and refining x Porto Seguro S.A. Holding company x Porto do Forno RJ Port and maritime support activities x

Production and distribution of industrial and . _. . medical gases, as well as the sale of welding and PraxairDistribution, Inc. ... . . , . . . . . x cutting materials and equipment throughout the USA and Canada „ Production and distribution of industrial gases and Praxair, Inc.,. . x [ cylinders PricewaterhouseCoopers Accounting and tax audit and consulting services x _ „ „ Brokers and insurance agents for private pension Qualicorp S.A. .. ... . a f f x and health insurance plans Realize Credito, Financiamento e _ ... .. . .. . _ « Credit, financing and financial investment services x Investimento S.A. ¥ ¥ ¥ ¥ D D . _ „ . Other special partnerships, except for holding Keaiize rarticipacoes o.A. . x _ companies Renner Administradora de Cartoes de Credit card operator, exclusively for customers of Credito Ltda. Lojas Renner S.A. _ _ . _ Advisory in business management, except for Rumos Consultoria Empresarial Ltda. x specific technical advisory services Sercomtel S.A.—Telecomunicacdes.-. , x Telecommunications Spaipa S.A. Industria Brasileira de Bebidas Beverage Manufacturing and Distribution x Sindicato dos Bancos no Estado de Sao Paulo (Union of Banks of the State of Sao Union x Paulo) SLC Agricola S.A. Agricultural commodities x Tecnisa S.A. Real estate business x Tecnologia Bancaria S.A. ATMs x Tendencias Conhecimento Assessoria _ _ . . Consultancy x Economica Ltda. _ Tendencias Consultoria Integrada S/S Ltda. Consultancy x Tozzini Freire Advogados Law firm x Ultrafertil Terminal operations x Ultrapar Participagoes S.A. Fuel distribution x Vale S.A. Mining Company “ Valens Brasil Ltda. ME Consultancy x ., , Fund management services by contract or Ventor Investimentos Ltda. . . x commission Via Varejo S.A. Retail sales x Visa Argentina Credit card operator x Votorantim Cimentos S.A. Cement production x ,.„ .. . „ . „ „ Production and distribution of industrial and White Martins Gases Industrials S.A. .. , x medical gases XP Investimentos S.A. Holding company of non-financial institutions x XPRIZE Non-profit organization x Yazbek Advogados Law firm x 12.12. OTHER SIGNIFICANT INFORMATION OF ITEM 12.12 a) Regarding meetings held in the past three (3) years, we inform as follows: Year Type of meeting Date/Time Quorum 2020 Annual 04.28.2020 -11:00 a.m. Over90% of commonsharesand 31.75% of preferred shares 2019 Annual 04.24.2019 -11:00 a.m. Over90% of commonsharesand 29.08% of preferred shares 2018 Annual and 04.25.2018 -11:00 a.m. Over90% of commonsharesand Extraordinary 28.28% of preferred shares 2018 Extraordinary 07.27.2018—15:00 p.m. Over 90% of common shares 2017 Annual and “ 04.19.2017-3:00 p.m. “ Over 90% of common shares and Extraordinary 22% of preferred shares

Audit Committee

The Audit Committee has autonomy to establish and contract training activities.

In 2016, the Audit Committee started to define the need for training identified as significant for its performance twice a year. Once it identifies a department in need of training, it contracts training to meet a specific need for the area or its members.

Another training component of the Audit Committee for topics under its responsibility it understands as significant is making *benchmark*, including abroad, with other organizations or with the best practices identified by consultants.

Over 2017, training sessions were provided on standard IFRS 9 – Financial Instruments and on anti-money laundering and terrorism financing international standards. Additionally, all members took part in a discussion on the "performance of criminal courts and effects on the market", which counted on the presence of the President of the Financial Activities Control Council (COAF), among others.

Over 2018, training sessions were provided to members of the Audit Committee *on Cloud Computing and the implementation status of the BIS III standards in Brazil.* The Committee also made benchmark on risk management in digital environments together with U.S. financial entities, tech companies and consultancy companies and on how the Audit Committee, internal audit and second line of defense areas operate, as well as with Spanish financial companies with international operations.

In 2019, the Audit Committee promoted specific training on anti-money laundering (AML) with the attendance of its members and guests representing the Internal Audit (Brazil and Latam) and Operating Risk Offices. Talks were given by consultants in Brazil and abroad on (i) Anti-money laundering and combating terrorism financing (AML/CFT) and Anti-bribery and corruption (AB&C); and (ii) The Evolving Landscape of AML/CFT Management.

In 2017, 2018, and 2019, some of the Committee's individual members also took part in training activities on accounting, financial, capital markets, IT and corporate governance topics.

c) Relationship among the Audit Committee, the Executive Board, and the Co-chairmen of the Board of Directors

Based on the responsibilities set up in its Regulations and on the assessment of the main risks of Itaú Unibanco's Conglomerate, the Audit Committee annually defines its meeting schedule, including with the Executive Board. This annual planning is continuously revised by the Audit Committee, which may change its meeting planning at any time.

Over 2017, 2018, and 2019, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit, Compliance and Operating Risk, and Internal Control departments, to monitor the outcomes of the work carried out by these departments. Additionally, the Audit Committee held bi-monthly meetings to monitor operations of Itaú CorpBanca in Chile and its branches

Also in 2017, 2018, and 2019, the Audit Committee held meetings with the following departments: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and Liquidity Risk, Legal, External Ombudsman's Office, and Internal Ombudsman's Office, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco's units in Latin America and in the Northern hemisphere (the U.S. and the Caribbean, Europe, Asia and Middle East).

At least quarterly, the Audit Committee holds a joint meeting with the Co-chairmen of the Board of Directors and with the CEO of Itaú Unibanco Holding S.A., in which it submits its findings and recommendations and monitors the progress of previously submitted recommendations.

Relationship among the Audit Committee, the Board of Directors and the Fiscal Council

The Audit Committee reports to the Board of Directors of Itaú Unibanco Holding S.A. On a monthly basis, the Chairman of the Audit Committee submits to the Board of Directors a summary of the most significant topics discussed at the monthly meetings. On a semi-annual basis, the Audit Committee submits its recommendations on the financial statements, and it annually submits the outcome of the evaluation of the external auditor, internal auditor and operating risk department, which is also responsible for the internal controls. The Audit Committee holds a joint meeting with the members ofthe Fiscal Council of Itau Unibanco Holding SA at least on an annual basis, in which it presents its findings on Itau Unibanco’s consolidated financial statements as ofthe year ended December of each year or other topics ofthe Fiscal Council interest.    Relationship between the Board of Directors and the Fiscal Council The Fiscal Council attends the meetings of the Board of Directors in which the annual financial statements ofthe Issuer are examined (therefore, once a year). Relationship between the Fiscal Council and the Executive Board The Fiscal Council meets the Executive Board of Itau Unibanco Holding S.A. when the financial statements ofthe Issuer are presented (therefore, four times a year). Relationship between the Board of Directors and the Investor Relations Officer The main relationship channel between the Board of Directors and the Investor Relations Officer is the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market on a timely basis. The way the Disclosure and Trading Committee is composed reinforces the relationship with the Board of Directors, since it is composed of members ofthe Board of Directors, the Executive Committee, and the Executive Board. Noteworthy is that the topics included in the agenda of the Disclosure and Trading Committee’s meetings may be directly related to the Board of Directors or the Statutory Committees that support the Board of Directors, such as: Management Report, Form 20-F, Reference Form, and Integrated Report; Changing and creating new policies; Opinions on the performance of Itau Unibanco’s securities and the best practices from market agents, including investors, credit rating agencies, and ESG1, corporate governance, analysts, and trade associations; Share bonus and share splits; Analyzing the trading ofthe parties adhering to the Securities Trading Policy. The Itau Unibanco’s Investor Relations Officer also prepares materials, to the Board of Directors, comparing the financial performance of Itau Unibanco with that of its main competitors, in addition to calculating the market share ofthe key products ofthe Bank and its subsidiaries. 1 Environmental, Social and Corporate Governance

d) In 2019, we developed the following training activities:

Training	Audience	Frequency	Adherence	Proposal for 2020
Ethics e-learning course	Up to executive officers	Biennial	97.59%	Continues with the biennial cycle
Anti-corruption e-learning course	Up to executive officers	Biennial	96.94%	Continues with the biennial cycle
Anti-corruption in-person course	Up to superintendents of the departments most sensitive to corruption risk	Biennial	67.82%	Continues in 2020 (with new biennial training cycle)
Ethics in workplace workshop	Managers and coordinators	Specific dates	94.74%	Continues in 2020 for new managers and coordinators
Adherence to the Code of Ethics (#)	Up to Board of Directors	Annual	97.75%	Unified statement comprising Codes of Conduct and corporate integrity policies
Risk Culture Program	Managerial level (with or without management)	Specific dates	98%	Those unable to attend in person will thus attend the course online.
Risk Culture Program	Coordination level up to trainee	Annual	89% up to February 19	Continues in 2020 until we reach 100% of audience
Anti-Money Laundering and Counter Terrorist Financing e-learning course	Up to executive officers	Biennial	96%	Continues with the biennial cycle
In-person illicit acts prevention lecture (AML and corruption prevention)	Board of Directors	Biennial	100%	New lecture on the topic

e) In 2019, the Internal Ombudsman’s Office received 2,344 reports related to inter-personal conflicts and conflicts of interest in the workplace involving the organization’s employees. In order to guide and discipline any employees who show conducts contrary to the principles of the Company’s Code of Ethics and standards, and to minimize any related risks, the Company implemented guiding/disciplinary measures to those involved in the reports investigated and deemed as legitimate. Additionally, a number of monitoring actions and action and development plans were recommended to the reported employees. f) Supporting documentation for the meetings of the Board of Directors: The members of the Board of Directors receive, at least five (5) days before the meeting, whenever possible, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and be prepared for a productive cooperation in these debates. g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c